EXHIBIT 99.6

Local Financial Corporation
Election Information

      The right to make an election will expire at 5:00 p.m. New York City time, on                     , 2004, unless extended. The time and date of the expiration of the election period is herein referred to as the “Election Deadline.” Unless we have otherwise advised you, it is imperative that we receive your instruction no later than five business days prior to the Election Deadline, i.e., by                     , 2004, in order to properly fulfill your instructions. Any instructions received after that time will be processed on a “best efforts” basis only.

To Our Clients:

      Local Financial Corporation (“Local”) has agreed to merge with LFC Acquisition Corp., a wholly owned indirect subsidiary of International Bancshares Corporation (“IBC”). The merger is subject to approval by the stockholders of Local and to the receipt of all required regulatory approvals.

      Under the terms of the merger agreement, which are more fully explained in proxy statement-prospectus dated                    , 2004 of Local and IBC, stockholders of Local have the following options subject to certain limitations:

1. Exchange all shares for stock. Each share of Local common stock converted into a number of shares of IBC common stock determined pursuant to the merger agreement (plus cash instead of any fractional shares).

2. Exchange all shares for cash. Each share of Local common stock converted into an amount in cash (without interest) determined pursuant to the merger agreement.

3. Exchange some shares for cash and some shares for stock. Stockholders may choose to have some of their shares of Local common stock converted into shares of IBC common stock, with any remaining shares of Local common stock converted into an amount in cash (without interest) determined pursuant to the merger agreement.

4. No preference. Stockholders may indicate that they have no preference between receiving stock and cash.

      Please note that elections will be limited by the requirement that 25% of the shares of Local common stock be exchanged for IBC common stock and 75% be exchanged for cash. Therefore, the allocation of cash and IBC common stock that a Local stockholder receives will depend on the elections of other Local stockholders.

      Because we are the holder of record for your Local shares, only we can make an election for your shares in accordance with your instructions. Please instruct us on how to exchange your shares (for cash, stock or a combination of cash and stock) by completing this form and returning it to us. If you do not make an election, we will not make an election for you and the form of merger consideration you will receive will be determined pursuant to the merger agreement without regard to your preferences.

      If you have any questions, please contact your broker or financial advisor directly, or alternatively contact                     toll free at (800)                    .

Please note the following:

•	The election period expires at 5:00 p.m. New York City time on , 2004, unless extended. Unless we have otherwise advised you, it is imperative that we receive your instructions as soon as possible and in any event at least five business days prior to the Election Deadline (i.e. by , 2004,) to order to properly fulfill your instructions.

•	If you miss our processing deadline and we are unable to comply with the election deadline of , 2004, you may be treated as not responding, in which case the terms of the merger agreement will determine whether cash, stock or a combination of cash and stock will be distributed to you, without regard to your preferences.

•	There is no guarantee that you will receive your election choice. If the combined elections received exceed the cash or stock amounts required by the merger agreement it may be necessary to allocate the cash or stock consideration. In this case, you may not receive the cash or shares that you elected. Refer to the proxy statement-prospectus dated , 2004 of Local and IBC, for more information.

•	Because individual circumstances may differ, stockholders should consult their tax advisors to determine the tax effect to them of the merger, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:

ELECTION OPTIONS

I hereby elect to receive the following as consideration for my shares of Local common stock:

(check only one box)

☐	STOCK ELECTION — Each share of Local common stock converted into a number of shares of IBC common stock determined pursuant to the merger agreement (plus cash instead of any fractional shares).

☐	CASH ELECTION — Each share of Local common stock converted into an amount in cash (without interest) determined pursuant to the merger agreement.

☐	MIXED ELECTION OF STOCK AND CASH

                                         shares of Local common stock converted into shares of IBC common stock and shares of Local common stock converted into cash.

(insert numbers)

☐	NON-ELECTION

If you do not elect one of the first three options listed above, the merging companies will assume you have no preference and the terms of the merger agreement will determine the type of consideration you will receive without regard to your preferences.

Account Number:

Signature of Accountholder	Signature of Accountholder	Area Code and Daytime Phone (if joint account)

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING ACCOUNTHOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY.

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